

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail



7th December, 2006.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 6th December 2006, I enclose one copy of the following item that the Company has issued to the Regulatory News Service:

(a) an announcement dated 7th December 2006 confirming that, as at 4th December 2006, Barclays PLC no longer had a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

PROCESSED
JAN 0 4 2007
THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Enc.



SEC MAIL PROCESSING
RECEIVED
DEC 2 0 2006
WASH. D.C.
160
SECTION

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231



VIA PR NEWSWIRE DISCLOSE

ER 06/109

Regulatory News Service

7th December, 2006.

EMI GROUP PLC

Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Barclays PLC, in a letter dated 5th December 2006 and received by post on 7th December 2006, that, as at 4th December 2006, Barclays PLC ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.


SEC MAIL PROCESSING
RECEIVED
DEC 20 2006
WASH. D.C.
160
SECTION

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231